June 17, 2010

VIA USMAIL and FAX (213) 687 - 4758

Mr. Shant Koumriqian
Chief Financial Officer
MPG Office Trust, Inc.
355 South Grand Avenue, Suite 3300
Los Angeles, California 90071

      Re: **MPG Office Trust, Inc.**
               Form 10-K/A for the year ended 12/31/2009
               Filed on 4/30/2010
               File No. 001-31717

Dear Mr. Shant Koumriqian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, pages 41-58

1.   We note that the company discusses the challenges it faces in meeting its debt maturities and the sources of cash available to meet those maturities.   We also note that debt maturities for 2010 were reduced from approximately $425 million as of December 31, 2009 to approximately $173 million as of the end of the first quarter. We note from the information in the first quarter Form 10-Q that this reduction was due in part to the extension of the maturities of some debt into 2011. Particularly in view of the limited cash provided by operating activities, in future filings please provide a more expansive discussion of how you have managed debt maturities in the period and your plans for meeting the maturities in the future. The expanded disclosure should clarify whether or not there are committed lending sources available to you and if so quantification of those facilities.

Results of Operations, pages 58 – 64

2.   We note that you have excluded Properties in Default from your definition of Same Properties Portfolio.   Given that you remain the title holder on Properties in Default and these properties are not currently categorized as held for sale, please clarify your basis for its exclusion in your analysis of your Same Properties Portfolio.

Shant Koumriqian
MPG Office Trust, Inc.
June 17, 2010
Page 3

Financial Statements and Notes

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Investments in Real Estate

Impairment Evaluation, pages 87 – 88

3.   We note that you estimated fair value using recent comparable market transactions and unsolicited offers received from third parties.   As discussed elsewhere within your filing, you indicate that the current economic conditions are difficult and there have been a limited number of recently completed dispositions in your submarkets.   Given the limited activity, please clarify how you considered the guidance in Topic 820 of the FASB Accounting Standards Codification in determining that solely using a market approach resulted in the most representative indication of fair value.

Note 6 – Mortgage and Other Secured Loans, pages 101 – 107

4.   Tell us what consideration was given to quantify and separately disclose the amounts of your debt obligations that are non-recourse and recourse, including your exposure at period end to possible recourse as a result of the "non-recourse carve out" guarantees on most of your loans, which provide for loans to become partially or fully recourse if certain triggering events occur.

Note 15 – Financial Instruments

Interest Rate Swap, page 127

5.   You expect to receive a return of approximately $16 million to $21 million of previously-posted cash collateral, which is comprised of collateral as a result of the satisfaction of your monthly obligations and anticipated increases in future LIBOR rates.   Please clarify how this range is factually supportable. To the extent possible, please quantify the amounts related to each component and tell us how you arrived at this range including discussion of the assumptions utilized. Specifically identify the amount attributable to anticipated increases in LIBOR rates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3498 if you have any questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant